Leigh Walton

lwalton@bassberry.com

(615) 742-6201

Jay H. Knight

jknight@bassberry.com

(615) 742-7756

October 16, 2015

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes Alexandra M. Ledbetter William H. Dorton Mary Mast Lisa Vanjoske
Re:	Quorum Health Corporation Form 10 Filed September 4, 2015 File No. 001-37550

Ladies and Gentlemen:

On behalf of Quorum Health Corporation (the “Company”), we are concurrently filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Registration Statement on Form 10 (File No. 001-37550) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 4, 2015. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 2, 2015 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the amended Registration Statement in paper format, marked to show changes from the Registration Statement filed on September 4, 2015. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1 to the Registration Statement.

Market and Industry Data, page i

1.	You are responsible for the information in your registration statement. Please delete any statements implying otherwise.

Response: The Company acknowledges that it is responsible for the information in its Registration Statement and has revised the disclosure on page i of the Information Statement to delete any statements that may imply otherwise.

United States Securities and Exchange Commission

October 16, 2015

Our Competitive Strengths, page 4

2.	Please reconcile your statement that you have a “large, diversified portfolio” which allows you to “reduce exposure to economic and reimbursement trends in any other region” and your statement on page 60-61 that your “broad footprint helps to reduce exposure to economic and reimbursement trends in any one region” with your statement on page 27 that your “revenues are particularly sensitive to regulatory and economic changes in a state in which [you] generate a significant portion of [y]our revenues.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 62 and 63 of the Information Statement.

Risk Factors, page 22

A significant decline in operating results or other indicators of impairment at one or more of our facilities … , page 24

3.	We note your disclosure that declining operating results at one of your facilities could potentially result in a material, non-cash charge to earnings. Please expand your disclosure to give some indication of how this risk is distributed throughout your hospital network. For example, please indicate whether there are certain facilities the impairment of which would impose a materially greater risk than the rest.

Response: The Company respectfully advises that its facilities vary in size with total net book values of long-lived assets of each individual facility ranging from $7 million to $120 million. Its five facilities with the highest net book value of long-lived assets range from $55 million to $120 million individually. Each of its facilities is supported by those physicians that practice at that facility and by the community that each facility serves. The Company does not believe that the size of the facility or the communities in which it operates imposes any greater risk for impairment for one facility over the others. However, if the carrying value of long-lived assets at an individual facility is impaired, the Company may incur a non-cash charge to earnings, with the possibility that impairment at the larger facilities could be more material to the results of operations than that of the other facilities.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Information Statement.

If our development and implementation of information systems to comply with ICD-10 coding is not effective …, page 28

4.	We note that your hospitals are required to transition to the ICD-10 code by October 1, 2015 and that, as of September 4, 2015, you were in the process of transitioning to this system. Please disclose whether your transition is complete.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 28 and 74 of the Information Statement.

United States Securities and Exchange Commission

October 16, 2015

Anti-takeover provisions in our organizational documents…, page 37

5.	Please disclose, if true, that your organizational documents will prohibit stockholders from calling special meetings and will also provide that Delaware will be the sole and exclusive forum for certain types of lawsuits that may be initiated by your stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Information Statement.

The Separation and Distribution, page 41

Formation of QHS and CHS Internal Corporate Reorganization, page 43

6.	In order for investors to better understand the changes in your organizational structure as a result of the CHS internal corporate reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the CHS internal corporate reorganization and your corporate structure after the spin-off.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45 of the Information Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 57

7.	Please clarify why each adjustment in (D) on page 57 will have a continuing impact and is factually supportable pursuant to Rule 11-01(b)(6) of Regulation S-X. In addition, please tell us why no adjustment has been made to the pro forma balance sheet for each agreement or tell us where the adjustment has been made.

Response: The Company respectfully advises that until all transition agreements are finalized, it cannot calculate the necessary adjustments included in note (D). In this regard, the Company advises that each agreement for which an adjustment is calculated will be a legal document specifying services and other arrangements made between CHS and QHC, including terms and pricing that will have a continuing impact on the Company following the spin-off. When finalized, the Company will revise note (D) to clarify why each adjustment in (D) will have a continuing impact and is factually supportable, as well as include any necessary balance sheet adjustments.

8.	Where you present multiple adjustments for a line item on the pro forma financial statements or within one note to the pro formas, please separately discuss the nature and amount of each adjustment in the notes to the pro forma financial statements.

Response: The Company confirms that when the pro forma adjustments have been calculated and added to a subsequent amendment of the Information Statement, each adjustment will be shown as a separate amount and the Company will discuss the nature of each adjustment separately in the notes to the pro forma financial statements.

United States Securities and Exchange Commission

October 16, 2015

Business, page 58

Our Hospitals, page 61

9.	Please expand your disclosure to provide more detail regarding your relationship with the local boards of trustees for each of your hospitals, including a discussion of any formal legal relationships between you and them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Information Statement.

Supply Contracts, page 77

10.	We note that you will purchase medical supplies, equipment, pharmaceuticals, and other items under an agreement with HealthTrust. Please expand your disclosure to provide a description of this arrangement and, if it is material to your business, please file a copy of the agreement as an exhibit.

Response: The Company respectfully advises that the agreement anticipated to be entered into with HealthTrust has not been finalized. The Company acknowledges the Staff’s comment and confirms that when the agreement with HealthTrust is finalized, it will provide the expanded disclosure in the Information Statement and, if material to our business, will file a copy of the agreement as an exhibit to the Registration Statement.

Legal Proceedings, page 83

11.	We note your disclosure that CHS has agreed to indemnify you for certain legal proceedings and your loss contingencies relating to outcomes or events occurring prior to the closing of the spin-off. Please revise this section to indicate CHS’ indemnification obligation in each of the CHS legal proceedings you describe.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 86, 87 and 88 of the Information Statement to indicate CHS’ indemnification obligation in each of the CHS legal proceedings described therein.

Results of Operations, page 95

12.	We note that your total operating expenses, and each of your salaries and benefits expenses, other operating expenses, and supplies expenses, all decreased from the six months ended June 30, 2014 to the six months ended June 30, 2015. Please describe these results in light of your strategy of growth through, among other things, selective acquisitions and recruitment of physicians and non-physician providers with a broad range of specialties.

Response: The Company respectfully advises that the absolute dollars of operating expenses, including salaries and benefits expenses, other operating expenses and supplies expenses, actually increased in the aggregate by 3.6% during the six months ended June 30, 2015 compared to the six month period in 2014. However, when taken as a percentage of net operating revenues, both individual expense categories and total operating expenses decreased as a percentage of net operating revenues attributable to revenue growth of 6.6% for the six month period. This is primarily due to a shift in volume from a higher cost inpatient setting to a lower cost outpatient setting, as well as a reduction in uncompensated care primarily at those hospitals in states that expanded Medicaid.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Information Statement.

United States Securities and Exchange Commission

October 16, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

Capital Resources, page 105

13.	We note that CHS has historically managed cash and cash equivalents on a centralized basis. Please expand your disclosure in this section to describe your anticipated cash management arrangements going forward.

Response: The Company respectfully advises that in connection with the spin-off, it will enter into its own banking relationship consisting of its own deposit and disbursement accounts and create its own centralized cash management system. As a result, following the spin-off QHC will no longer be tied to the CHS cash management system.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Information Statement.

Critical Accounting Policies, page 107

Allowance for Doubtful Accounts, page 108

14.	Please quantify each factor which resulted in the significant increase in accounts receivable from December 31, 2013 to December 31, 2014. In addition, you state on page 109 that Days revenue outstanding was 72 days at June 30, 2015, 69 days at December 31, 2014 and 64 days at December 31, 2013. Please clarify why the days revenue outstanding has increased for each period.

Response: The Company respectfully advises that the factors that primarily led to the increase in accounts receivable from December 31, 2013 to December 31, 2014 and the related impact on cash flows are discussed in the first paragraph on page 106 of the Information Statement within Liquidity and Capital Resources.

The increase in days revenue outstanding from December 31, 2013 to December 31, 2014 was primarily the result of additional receivables in 2014 from supplemental payment programs at our California and Illinois hospitals, as well as a temporary delay in billing from a system conversion at one of our hospitals. Delays in payment for these state supplemental programs are not unusual. During the first six months of 2015, the Company recorded an additional $22.0 million in receivables, offset by $11.6 million in payments, related to the California supplemental payments program contributing to the increase in days revenue outstanding as of June 30, 2015. During the third quarter of 2015, the Company received an additional $11.8 million in payments. The Company expects these to be fully collectible.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Information Statement.

United States Securities and Exchange Commission

October 16, 2015

15.	Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other third-party payors, and Self-pay).

Response: The Company respectfully advises that its process for recording net operating revenues and the corresponding accounts receivable is to record each transaction at its standard billing rate (gross charge) and then reduce the standard billing rate by the amount of any applicable contractual allowance. Since only the amount of gross charges are included on bills sent to the parties responsible for payment, the Company’s accounts receivable information system, which maintains the patient account level detail, only maintains and ages patient accounts receivable at the gross amount of the patient’s account balance and does not age the amounts of the respective contractual allowances. Such contractual allowances are calculated and analyzed by the Company at the payor level, so specific contractual allowances to adjust each patient account to a net amount are not determinable in the accounts receivable system. Based on the information that is available, the Company provides the information in its current format in the Information Statement, with information on accounts receivable by payor shown at gross and separate disclosure of the contractual allowances. Based on the Company’s aging method, the Company does not believe the calculation of the aged net accounts receivable, which would require substantial time and effort on the part of the Company, would provide meaningful disclosure at this time to investors. The Company further believes that including an aging of gross accounts receivable could be misleading to investors because gross accounts receivable by aging category does not directly correlate to collection risk and/or the potential of future cash flows and could lead investors to develop assumptions that do not represent the actual quality and character of its accounts receivable balance.

Item 15(b). Exhibits

16.	Please file the CIC Agreements with your named executive officers that you will assume in connection with the spin-off.

Response: In response to the Staff’s comment, the Company has filed the Change in Control Severance Agreement of Thomas D. Miller as Exhibit 10.4 to the Registration Statement. Please be advised that Michael J. Culotta does not have a Change in Control Severance Agreement. The Company confirms that it will file copies of any additional change in control agreements as exhibit(s) to the Registration Statement when the remaining named executive officers are appointed.

17.	Please file copies of all material credit documentation as exhibit(s) when they become available.

Response: The Company acknowledges the Staff’s comment and confirms that it will file copies of all material credit documentation as exhibits to the Registration Statement once they are available.

United States Securities and Exchange Commission

October 16, 2015

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding the above, please do not hesitate to call the undersigned at (615) 742-6201 or (615) 742-7756, respectively.

Very truly yours,

/s/ Leigh Walton
Leigh Walton, Esq.

and

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Thomas D. Miller, Quorum Health Corporation

Michael J. Culotta, Quorum Health Corporation

W. Larry Cash, Community Health Systems, Inc.

Rachel A. Seifert, Esq., Community Health Systems, Inc.

Kevin Hammons, Community Health Systems, Inc.